UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Innovation Pharmaceuticals Inc. (Name of Issuer)

Common Stock Class A, $0.0001 par value (Title of Class of Securities)

15115V101 (CUSIP Number)

June 29, 2020 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15115V101	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: Leviston Resources LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		16,665,734 shares of Common Stock Class A
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		None
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		16,665,734 shares of Common Stock Class A
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,665,734 shares of Common Stock Class A

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 15115V101	13G	Page 3 of 4 Pages

ITEM 1(a).	NAME OF ISSUER:

Innovation Pharmaceuticals Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

301 Edgewater Place, Suite 100

Wakefield, MA

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of the following:

(i)	Leviston Resources LLC

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Address of principal business or, if none, residence:

(i)	155 E 44th St, New York, NY 10017

ITEM 2(c).	CITIZENSHIP:

(i)	Leviston Resources LLC is a Delaware limited liability company

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock Class A, $0.0001 par value

ITEM 2(e).	CUSIP Number:

15115V101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP NO. 15115V101	13G	Page 4 of 4 Pages

ITEM 4.	OWNERSHIP:

(a)	Amount beneficially owned:		16,665,734 shares of Common Stock Class A
(b)	Percent of class:		5.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	16,665,734 shares of Common Stock Class A
	(ii)	Shared power to vote or to direct the vote:	None
	(iii)	Sole power to dispose or to direct the disposition of:	16,665,734 shares of Common Stock Class A
	(iv)	Shared power to dispose or to direct the disposition of:	None

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEVISTON RESOURCES LLC

By:	/s/ J. Miller
Name:	J. Miller
Date:	July 10, 2020